Exhibit 99.10

NiCE Advances AWS Strategic Collaboration, Accelerating Agentic AI Across
CXone Mpower Platform

Expanded collaboration brings together CXone Mpower, Amazon Q index, Amazon SageMaker, and Amazon
Bedrock to accelerate intelligent automation across every role and workflow in the enterprise

Hoboken, N.J., June 17, 2025 – NiCE (Nasdaq: NICE) today announced the next evolution of its strategic relationship with Amazon Web Services, Inc. (AWS), announcing a new collaboration to accelerate a shared vision to innovate the development, deployment and scaling of intelligent AI-powered solutions purpose-built for end-to-end customer service automation. Together, NiCE and AWS bring improved enterprise capabilities combining NiCE’s leadership in customer service automation, deep domain expertise, and rich interaction data with the power and scale of AWS Cloud and AI services. Leveraging CXone Mpower and the Amazon Nova family of large language models (LLMs) and services such as Amazon Bedrock, Amazon Q, and Amazon SageMaker, this relationship is transforming business operations, driving intelligent automation at scale, accelerating time-to-value, and delivering measurable impact across the front, middle, and back office.

NiCE and AWS will integrate AWS generative AI services across the CXone Mpower platform, delivering intelligent automation that spans every corner of the enterprise. This will unlock enterprise-wide value through the following high-impact use cases:

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Simplifying AI agent creation with content-aware automation: Mpower Agents generate intelligent AI agents instantly, no code or prompts required—tailored to each business’s needs. With Amazon Q index, agents act on the most current policies, product info, and case history to ensure accurate, compliant outcomes. Integration with Amazon SageMaker allows training on rich CX data, letting agents be built from and continuously learn from patterns and top-performers. The result is smarter, faster automation at scale that embodies best practices in customer interaction and process execution.

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Driving end-to-end enterprise automation with intelligent orchestration: CXone Mpower Orchestrator automates workflows across the front, middle, and back office, eliminating silos and optimizing operations. By integrating with Amazon Q Business, Orchestrator connects a wider range of systems, applications, and data allowing seamless, personalized and unified customer journeys. Support for the Amazon Nova family of models delivers real-time decisions at key moments with model selection tuned for speed, accuracy, and business impact.

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Empowering global teams with AI augmentation: CXone Mpower Copilot delivers real-time, AI-powered guidance and task support for agents, supervisors and leaders to streamline tasks, boost productivity and support better decision-making across the enterprise. AWS enhances this capability with globally distributed infrastructure, allowing fast, scalable deployment with low latency and high availability anywhere in the world.

"NiCE brings decades of deep customer service expertise, rich data and a proven AI-based foundation. AWS brings enhanced scale, infrastructure and generative AI innovation," said Barry Cooper, President, CX Division, NiCE. "Together, we’re delivering enterprise-wide automation, turning vision into action across the front, middle and back office. Mpower Agents are just one example: AI-powered agents that deploy instantly, adapt in real time and operate with precision at scale."

“This collaboration is a textbook case of complementary strengths coming together: NiCE has the domain depth, the data, and the AI maturity in CX; AWS has the tools, infrastructure, and generative AI firepower,” said Mila D’Antonio, principal analyst, Omdia. “The result is innovation like Mpower Agents that are enterprise-ready, context-aware, and built to scale, delivering automation with both intelligence and impact.”

“This collaboration between NiCE and AWS is raising the bar for what’s possible with AI in the enterprise. By combining deep expertise with powerful technology, it will help us move faster, work smarter, deliver more value across the board, and ultimately provide a better, more personalized experience for our customers,” said Taylor Mobley, Chief Revenue Officer, Bamboo Insurance.

“We’re always excited to see the innovative things we can do with CXone Mpower… and we know CXone Mpower will evolve with us, so we can continue to improve the customer experience—even into the future,” said Susan Campbell, Director Customer Experience, Vera Bradley. “I feel like NiCE wants to make us a better version of ourselves. And there aren’t a lot of other companies that really invest in thought leadership, especially around how AI will forever change the face of the contact center.”

“At AWS, we're committed to providing the capabilities to help businesses with AI-powered transformations,” shared Rohan Karmarkar, managing director, partner solution architecture at AWS. “By combining Amazon Bedrock, Amazon Q, and our Nova family of LLMs with NICE's CXone Mpower, we're enabling enterprises to deploy intelligent automation that's both powerful and purpose-built for real customer challenges. This collaboration with NICE demonstrates how AWS's generative AI capabilities can help accelerate innovation at scale across customer experience workflows.”

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.